

July 2, 2012

VIA E-Mail
Mr. Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

  Re: Glimcher Realty Trust
     Form 10-K for the year ended December 31, 2011
     Filed on February 24, 2012
     File No. 001-12482

Dear Mr. Mark E. Yale:

   We have reviewed your response letter dated June 15, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 2 – Summary of Significant Accounting Policies

Accounting for Acquisitions, page 72-73

1. We have reviewed your response to comment number 9. Please tell us whether management considers the qualitative factors for leases that fall within the zero to 15% range and makes a separate determination of the likelihood of renewal or does management automatically assumes that the likelihood of any lease within this range in unlikely. If management automatically assumes that leases that fall within the zero to 15% discount range are unlikely to renew, please provide registrant specific historical renewal rates of your portfolio that supports management's assumption.

<u>Note 12 – Investment in and Advances to Unconsolidated Real Estate Entities, pages 88 – 90</u>

<u>Note 25 – Acquisition of Property, page 100</u>

2.   We have considered your responses to comments 11 and 12. Please provide us your calculation of the gains recognized for the contribution of property to the Blackstone Venture and the disposal of Polaris Town Center in your exchange transaction with DDR Corporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

                                                        Sincerely,

                                                        /s/ Kevin Woody

                                                        Kevin Woody
                                                        Branch Chief